UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

CLS HOLDINGS USA, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

12565J100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 12565J100

1.	NAMES OF REPORTING PERSONS

Marc Douglas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
1,096,094 (1)
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
1,096,094 (1)
	8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,096,094 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.5% (2)
12.	TYPE OF REPORTING PERSON*
IN

(1)  Represents shares of common stock held directly by Marc Douglas.
(2)  Calculated on the basis of 20,060,003 shares of common stock outstanding on October 9, 2015, as reported on the Issuer's Form 10-Q for the quarter ended August 31, 2015 filed on October 13, 2015.

Item 1(a).             Name of Issuer:

CLS Holdings USA, Inc.

Item 1(b).             Address of Issuer's Principal Executive Offices:

11767 S. Dixie Highway
Suite 115
Miami, Florida 33156

Item 2(a).             Name of Person Filing:

Marc Douglas

Item 2(b).             Address of Principal Business Office or, if none, Residence:

11767 S. Dixie Highway
Suite 115
Miami, Florida 33156

Item 2(c).             Citizenship:

U.S.A.

Item 2(d).             Title of Class of Securities:

Common Stock, $0.0001 Par Value

Item 2(e).             CUSIP Number:

12565J100

Item 3.                  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                  Ownership:

(a)           Amount Beneficially Owned: 1,096,094 (1) shares.

(b)           Percent of Class: 5.5% (2)

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:                                              1,096,094 (1)

(ii)          shared power to vote or to direct the vote:                                          0

(iii)         sole power to dispose or to direct the disposition of:                        1,096,094 (1)

(iv)         shared power to dispose or to direct disposition of:                          0

(1)	Represents shares of common stock held directly by Marc Douglas.

(2)	Calculated on the basis of 20,060,003 shares of common stock outstanding on October 9, 2015, as reported on the Issuer's Form 10-Q for the quarter ended August 31, 2015 filed on October 13, 2015.

Item 5.                  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                  Identification and Classification of Members of the Group:

Not applicable.

Item 9.                  Notice of Dissolution of Group:

Not applicable.

Item 10.                Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2016	/s/ Marc Douglas
Marc Douglas